
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C-AR: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Lexi Devices, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      December 27, 2017

Physical Address of Issuer:

726 E. Main St., Suite F #264, Lebanon, OH 45036 United States

Website of Issuer:

https://lexi.tech/

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Current Number of Employees:

The Company has 34 employees worldwide, including 3 U.S. W-2 employees.

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1,740,779.98	$1,707,887.34
Cash & Cash Equivalents	$41,985.62	$55,395.05
Accounts Receivable	$1,555,826.00	$1,512,644.78
Short-term Debt	$1,468,276.77	$1,394,264.77
Long-term Debt	$150,000.00	$150,000.00
Revenues/Sales	$256,449.92	$233,330.75
Cost of Goods Sold	$3,421.91	$16,677.46
Taxes Paid	$1,665.20	$2,840.00
Net Income	$(988,605.40)	$(1,512,976.61)

Lexi Devices, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Lexi Devices, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://lexihome.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of California. The Company is not currently qualified to conduct business in California. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C-AR, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C-AR thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

LEXI is a wireless Building Automation Platform which uniquely has the attributes of cost structure, functionality and ease of use necessary to work in smaller buildings. 70% of buildings under 200,000 sq ft and 90% of buildings under 50,000 sq ft have no BMS. With rapidly growing Building Performance Standards (BPS) these smaller buildings will need to be digitized to achieve their energy reduction goals yet large BMS vendors solutions are too complicated and expensive to be a viable solution, particularly in retrofits where LEXI is focused.

The Lexi platform supports all major IoT product categories including: lighting & lighting controls, sensors, energy management, IP cameras,, HVAC, Air Quality Management, actuators.

The Company was incorporated in Delaware on December 27, 2017. The corporation's registered office in the State of Delaware is at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County.

The Company conducts business in Ohio and sells products and services through a direct sales model worldwide.

Business Plan

Lexi provides customers with software and hardware in the Wireless Building Automation space. This includes mobile apps, a cloud platform, wireless modules, hardware devices, certification, deployment and ongoing support. Lexi generates revenue from software sales, sales of hardware to customers and through on-going subscription services for data analytics and security services. Lexi serves customers in North America and Europe.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lexi Universal IoT Hub/Gateway	The Lexi Universal IoT Hub is the most robust IoT Hub available and has been designed to control the most complex smart building and home configurations with ease. From lighting and sensors to cameras and security/access, HVAC, energy management and indoor wellness devices (and more!), the Lexi Universal IoT Hub is interoperable, supports remote and local control, and enables you to run and manage your entire IoT-connected	Commercial Buildings under 200,000 sq ft which are not digitized.

	environment seamlessly. It has multilayered network security and the power to run AI models at the Edge. The Universal IoT Hub Is white-labeled, supports every major wireless protocol and works across multiple smart home ecosystems.	
IoT Devices	IoT devices for Smart-Home and Smart-Buildings including: -Lighting -Bulbs, Fixtures, Luminaires -Controls -Sensors -Life Safety/Lifestyle -Wellness - Air Quality, Air Purification -Energy Management - Thermostats, TRV -Cameras (with Video AI) -Indoor, Outdoor, Doorbell–- integrated with Lexi's IoT Platform for management, analysis, reporting, and control.	Commercial Buildings under 200,000 sq ft which are not digitized.
SmartBMS Platform	Mobile App and US-Based Cloud–- The Lexi platform supports Multiple Locations, Multi-Tiered Users, has built in Reporting & Analytics designed for business and other business focused features.	Commercial Buildings under 200,000 sq ft which are not digitized.

Competition

The markets in which our software, hardware and services (collectively the "platform") are sold are highly competitive. Our Platform competes against similar offerings of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our Platform, we compete against other branded Platforms. Software quality, hardware device quality, performance and value are also important differentiating factors.

Our primary competitors include other wired and wireless Building Automation companies, such as 75f, Pelican Wireless, Johnson Controls, Honeywell, Siemens and Schneider Electric.

Unlike its competitors, Lexi has a fully integrated eco-system that includes a proprietary cloud platform as well as a universal IoT gateway. Lexi has the only true multi-protocol gateway, supporting all the major industry standards (Zigbee, Z-Wave, Wi-Fi, Bluetooth/Bluetooth Mesh, LoRaWAN, Thread) is future proofed to support emerging standards (Matter). The Lexi Universal IoT Gateway enables customers to have the right protocol for the right purpose. In addition, the Lexi Gateway provides a bridge between legacy devices on existing wireless protocols and upcoming interoperability wireless standards. Lexi's cloud platform provides enterprise functionality not found on competitive offerings such as fleet management, customer specific roles-based access control, floor plan upload, bi-directional CRM integration, remote control of devices, data, reporting and analytics on all device types, including 3rd party products, gateway log file rotation to the cloud, and customer service portals integrated with the roles based access control system

Customer Base

Lexi's finds and engages clients (customers) through direct sales as well as through key strategic partnerships it has developed over the years. Our existing customers, such as Cirq+ and Rheem, have a large pipeline of building deployments themselves. In addition, our existing partner relationships with large Real Estate Asset Managers and Facilities Management companies, which we expect to convert to customer relationships in the next 12 months, present an enormous opportunity for building deployments just within their existing portfolios, which together represent over $1T in Real Estate Assets. Our sales objective is to increase penetration within existing customers, to convert existing partners to customers and then to grow our penetration within their portfolios. Success in these efforts will result in significant building deployments sufficient to drive large revenue gains as well as company valuation gains. We will then build on that momentum with new customers.

Supply Chain

Lexi has strong relationships with many hardware device manufacturers globally. Lexi works closely with V-Mark as our Contract Manufacturer for bespoke hardware devices such as our Gateway.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
87776611	"LEXI"	Trademark	January 30, 2018	November 12, 2019	USA
97063928	"CARBON"	Trademark	October 7, 2021	Pending	USA
10972360	Dynamic design of a lighting configuration	Utility Patent	May 7, 2019	April 6, 2021	USA
10980096	Learning a lighting preference based on a reaction type	Utility Patent	January 10, 2020	April 13, 2021	USA
11109469	Determining a lighting configuration based on context	Utility Patent	January 10, 2020	August 31, 2021	USA
11265994	Dynamic lighting states based on context	Utility Patent	January 10, 2020	March 1, 2022	USA
18/748,106	Remote Monitoring of a Type of Arrhythmia	Utility Application	June 20, 2024		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Scott Cahill	Founder and Chief Executive Officer (December 2017 – Present)	Lexi Devices, Inc. Founder and Chief Executive Officer (December 2017 – Present) Responsible for overseeing all operational and business activities to ensure they produce the desired result and are consistent with the Company's overall strategy and mission; developing high quality business strategies and plans to ensure alignment with short-term and long-term objectives; and leading and motivating the team to advance employee engagement and develop a high performing managerial team.	The Wharton School, MBA in Finance and Entrepreneurial Management (1992) Cornell University, BS in Mechanical Engineering (1987)
Deepak Saxena	Founder and Chief Technology Officer (December 2017 – Present)	Lexi Devices, Inc. Founder and Chief Technology Officer (December 2017 – Present) Responsible for making executive recommendations with regard to the technological interests of the company. He is responsible for outlining the Company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.	Syracuse University, MS, Computer Science (2001) University of Mumbai, BE in Electronics (1998)
Brian Bernstein	Chief Product Officer (September 2024 – Present)	Lexi Devices, Inc. Chief Product Officer (September 2024 – Present) Driving all product portfolio (hardware, SaaS, IoT platform) activities in support of delivering pilots to early adopter OEM and End User customers; Establishing product definition and specification to rally organization to product / market fit for development investments; Market opportunity articulation and company positioning for pre-series A fundraising activities. Digital Lumens CEO (January 2021 – March 2023) Led $40m global business of ~125 employees through 3 successful corporate transactions - sustained revenue and a high performing team through the pandemic and resultant supply chain disruption while growing market demand.	Princeton University, BSE in Chemical Engineering (1987)
Richard Ling	Director (November 2018 – Present)	Lexi Devices, Inc. Director (November 2018 – Present) Responsible for reviewing and recommending decisions about the Company's business affairs, policies, and goals to protect the interests of the company, its shareholders and employees	University of California-Berkely, BS in Engineering (1984)

		Riptide Director (February 2021 – Present) Responsible for reviewing and recommending decisions about the Company's business affairs, policies, and goals to protect the interests of the company, its shareholders and employees.	
Caroline Gick	Vice President, Account Management (January 2022 – Present)	Lexi Devices, Inc. Director, Account Management (January 2022 – Present) As the Director of Account Management, Caroline establishes, cultivates and manages relationships with enterprise customer accounts, understanding their business needs and implementing the internal and external requirements and activities necessary to plan and deliver effective strategies and solutions. Proxy, Inc. Customer Operations and CX Lead (December 2019 – January 2022) As team lead for Customer Operations and CX, Caroline was responsible for planning and managing all activities throughout the Order Fulfillment cycle and inventory management as well as building and managing a remote CX team across time-zones to deliver high-quality service to global customers (B2B) and their end-users (B2C). Motiv, Inc. Customer & Channel Operations Manager (December 2017 – December 2019) High-volume customer service provider for B2C fitness wearable company; high-level support for partner-related customer service issues and responses appropriate to channel partner; responsible for order fulfillment across online channels including Amazon (US & International), Best Buy Canada, and eBay, e-commerce apps; manage inventory control and relationships with global warehouses, develop and maintain scalable fulfillment and inventory management operations.	Clark University, B.A. in Art History (1989) San Jose State University, MLSA/Masters in Library & Information Science (2006)
King Keung (Kelvin) Ngan	Vice President, Operations (June 2018 – Present)	Lexi Devices, Inc. Vice President, Operations (June 2018 – Present) Monitor and drive the whole product development to ensure it is in the most efficient and cost effective ways. Lead the Firmware team and production partner to directing the daily activities which is aimed to our target; involve on sourcing suitable items or potential manufacturer who has the good products suitable to add on Lexi Platform. Implement the suitable quality control plan and get the required certificate of	Hong Kong Polytechnic University, B.S. in Manufacturing Engineering (1992)

		products; implement cost reduction idea to save development and product cost. Support Product design with creative ideas and maintain the company asset such as injection molds.	

Biographical Information

<u>Scott Cahill</u>. Scott co-founded LEXI in 2017. Prior to LEXI, Scott was the CEO of several companies–- two of which were acquired and one of which he put on the Inc 500 twice. Previous to these roles, Scott held VP level roles in Sales, Marketing and Business Development at three VC-backed companies, 2 of which were acquired by public companies.

<u>Deepak Saxena</u>. Deepak co-founded LEXI with Scott in 2017. Prior to LEXI, he was the CTO of an Adtech company. Deepak has 25 years of software development experience including many years working on projects for NASA, the Department of Defense, the Naval Research Lab, the Air Force Research Lab, the National Science Foundation and MIT   Draper   Labs.

<u>Brian Bernstein</u> - Prior to joining LEXI Devices, to drive our product activities, Brian held leadership roles as CEO of Digital Lumens (pioneers in leveraging the lighting infrastructure for out-of-the-box, facility-wide IoT enablement for industrial customers), Head of Indoor Lighting Systems for Philips, now Signify (pioneers in advanced, smart, network lighting management systems for commercial properties), and spent many years in LED LED lighting and factory automation technologies as VP Product, Sales, and Marketing. Brian holds a BSE in Chemical Engineering from Princeton University.

<u>Richard Ling</u>. Mr. Ling is a serial entrepreneur and investor with over 30 years of experience in building successful technology companies as a founder, CTO, CEO and venture capitalist. Mr. Ling has served as a board member of a dozen companies.

Mr. Ling founded three venture-backed technology start-up companies. ImpulseBuy (data-driven ad targeting) acquired by Inktomi (NASDAQ:INKT); AlterEgo (mobile/cloud-based web transcoding) acquired by Macromedia (NASDAQ:MACR); and MetaLincs (enterprise e-mail search) acquired by Seagate (NASDAQ:STX). These companies collectively raised over $50M in venture capital funding from top-tier venture funds, corporate and angel investors (including Mayfield Fund, Softbank, Canaan Partners, Granite Ventures, Arrowpath (eTrade), Newbury, Yahoo Inc, Interwoven, SRI (Stanford Research Institute), Frank Quatrrone, John Chambers among many others) and returned almost $350M in value to the investors.

Mr. Ling is a Founding General Partner of Rembrandt Venture Partners (RVP), established in 2004 to provide venture capital to early stage technology companies. RVP raised over $300 million under management in three funds that has invested in over 40 companies and has had over a dozen exits including Ironport (Cisco), Convio (IPO), MetaLincs (Seagate), LGC Wireless (ADC), Cavium (IPO), LiveRamp (Acxiom), Good Technology (Motorola), Xactly (IPO), Buysight (AOL) among others. Mr. Ling has also been an angel investor in over 20 companies including CommerceOne, Good Technology, ComScore, eBates, YesMail, Intuitive Surgical, Socializr, UserTesting.com, Atomic Labs, Hims&Hers, Facet Wealth, Lexi, Riptide, SuperWorld, Vectice, Irrigreen, etc. Mr. Ling holds several patents and has been featured in the Wall Street Journal and on the television program Business Today. Mr. Ling holds a Bachelor of Science in Engineering from the University of California at Berkeley (robotics and control/learning systems focus).

<u>Caroline Gick</u>. Caroline is a customer focused professional with a passion for people and the teams and systems that support them. She has 30 years' experience providing high level customer and account support for a variety of customers in a variety of environments, from public service to retail to B2C and B2B customer accounts. Combined with her high-touch customer and account support, Caroline has extensive customer operations experience, managing order fulfillment cycles and inventory for consumer and enterprise hardware/software companies.

<u>Kelvin Ngan</u>. Kelvin has more than 30 years' experience in product development. He was formerly the VP of operations at a $100M/year toy company and brings extensive experience in plastic and electronics manufacturing to his role at LEXI

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share.

20,000,000 shares are designated "common stock," of which 10,449,898 are issued and outstanding, (the "**Common Stock**").

10,000,000 shares are designated as preferred stock, of which 0 shares are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**").

At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,449,898 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,449,898
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 1
Face Value	$317,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $2,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 7.00%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 2
Face Value	$361,604
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $4,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the

	Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 4.43%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 3
Face Value	$325,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $6,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 2.76%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 4
Face Value	$20,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $7,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of this SAFE would be 0.15%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 5
Face Value	$282,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $8,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of

conversion.

If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 1.83%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 6
Face Value	$280,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $10,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 1.54%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 7
Face Value	$251,884
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $15,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 0.93%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 8
Face Value	$1,463,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion

	and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 4.04%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 9
Face Value	$2,167,841
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 3.98%.

Type	Convertible Note
Face Value	$524,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notess at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior	The aggregate percentage ownership by the holders of

to the Offering if convertible securities).	this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes issued in this round were to convert immediately prior to the filing of this Form C-AR, the percentage ownership of the Company by the holders of these SAFEs would be 1.93%.

Type	Options to Purchase Common Stock under the Company's 2018 Stock Plan
Amount Outstanding	2,231,757 (2,500,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional options to purchase shares of Common Stock at a later date. The availability of any shares of the Company's Common Stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.31% on a fully-diluted basis.*

*Includes both vested and unvested options.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	U.S. Small Business Administration Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited

	to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, I documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note.
Maturity Date	June 9, 2050
Date Entered Into	June 9, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Scott Cahill	6,000,000 shares of Common Stock	33.09%
Deepak Saxena	4,000,000 shares of Common Stock	22.06%

<p style="text-align:center">FINANCIAL INFORMATION</p>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2024, the Company had an aggregate of $41,985.62 in cash and cash equivalents.

Liquidity and Capital Resources

From August 26, 2022 to March 21, 2023, the Company conducted an offering pursuant to Regulation CF and raised $591,361.

From July 31, 2024 to November 21, 2024, the Company conducted an offering pursuant to Regulation CF and raised $136,852.

The Company raises capital nearly every month from new as well as existing investors.

Capital Expenditures and Other Obligations

Lexi will use capital for software development, marketing, sales, account management, product management and customer service.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Not applicable.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Seed Round 1)	16 SAFEs $317,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between January 2, 2018 and December 24, 2018	Reg D 506(b)
SAFE (Seed Round 2)	22 SAFEs $361,604	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 1, 2019 and September 4, 2019	Reg D 506(b)
SAFE (Seed Round 3)	13 SAFEs $325,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between September 18, 2019 and March 27, 2020	Reg D 506(b)
SAFE (Seed Round 4)	1 SAFE $20,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	April 28, 2020	Reg D 506(b)
SAFE (Seed Round 5)	7 SAFEs $282,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between August 28, 2020 and January 5, 2021	Reg D 506(b)
SAFE (Seed Round 6)	16 SAFEs $280,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between February 23, 2021 and April 16, 2021	Reg D 506(b)
SAFE (Seed Round 7)	13 SAFEs $251,884	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between February 19, 2024 and November 22, 2024	Reg D 506(b)
SAFE (Seed Round 8)	23 SAFEs $1,463,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between July 6, 2021 and April 4, 2024	Reg D 506(b)
SAFE (Seed Round 9)	29 SAFEs $2,167,841	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 21, 2022 and February 8, 2024	Reg D 506(b)

Convertible Note	20 Notes $524,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between May 8, 2024 and November 12, 2024	Reg D 506(b)
Options Issued pursuant to 2018 Stock Plan	2,231,757	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The options were issued on a rolling basis between February 17, 2018 and April 1, 2024	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Richard Ling, a Board Member, has invested in several SAFEs in the aggregate amount of $405,000. And several Convertible Notes in the aggregate amount of $150,000. The first 7 SAFEs were executed on November 18, 2018, March 18, 2019, June 17, 2019, August 21, 2019, November 20, 2019, October 6, 2020, March 1, 2021, and were each in the amount of $25,000. On January 5, 2022 he invested $10,000, on November 21, 2023 he invested $30,000, on December 29, 2023 he invested $140,000 and on January 30, 2024 he invested $50,000. The SAFEs are outstanding as of the date of this Form C-AR. The Convertible Notes were executed on June 3, 2024 in the amount of $50,000 and August 8, 2024 in the amount of $100,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE

STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance with Ongoing Reporting Requirements

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C-AR. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Scott Cahill
(Signature)

Scott Cahill
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Deepak Saxena
(Signature)

Deepak Saxena
(Name)

Chief Technology Officer
(Title)

May 1, 2025
(Date)

/s/ Richard Ling
(Signature)

Richard Ling
(Name)

Director
(Title)

May 1, 2025
(Date)

EXHIBIT A

Financial Statements



1-415-510-2483
726 E. Main Street, Suite F, #264
Lebanon, OH 45036
lexi.tech

May 1, 2025

I, Scott Cahill, certify that:

(1) the financial statements of Lexi Devices, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Lexi Devices, Inc. included in this Form reflects accurately the information reported on the tax return for Lexi Devices, Inc. for the fiscal year ended 2024.

/s/ Scott Cahill
Scott Cahill
CEO, Lexi Devices, Inc.

Lexi Devices, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking	41,573.85
Checking	411.77
FRB CHECKING	0.00
Total Bank Accounts	**$41,985.62**
Accounts Receivable	
Accounts Receivable (A/R)	1,555,826.00
Total Accounts Receivable	**$1,555,826.00**
Other Current Assets	
Inventory Asset	87,889.52
Uncategorized Asset	0.00
Undeposited Funds	1,612.70
Total Other Current Assets	**$89,502.22**
Total Current Assets	**$1,687,313.84**
Fixed Assets	
Intangible Assets	
Accumulated Amortization	-17,040.00
Startup Costs	42,600.00
Total Intangible Assets	**25,560.00**
Tangible Assets	
Accumulated Depreciation	-18,905.40
Computers & Equipment	42,046.90
Furniture & Equipment	764.64
Total Tangible Assets	**23,906.14**
Total Fixed Assets	**$49,466.14**
Other Assets	
Security Deposits	4,000.00
Total Other Assets	**$4,000.00**
TOTAL ASSETS	**$1,740,779.98**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,468,276.77
Total Accounts Payable	**$1,468,276.77**
Other Current Liabilities	
Customer Deposit	0.00
FTB Corporate Tax Payable	0.00
Loan Payable- J. Lemonier	0.00
Loan Payable-A. Cahill	0.00
Prepaid Revenue	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$1,468,276.77**
Long-Term Liabilities	
Loan Payable-EIDL Advance	0.00
Loan Payable-SBA	150,000.00
Loan Payable-SBA/PPP	0.00
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$1,618,276.77**
Equity	
Additional Paid In Capital (SAFE)	5,794,753.49
Common Stock	63,900.00
Retained Earnings	-4,747,544.88
Net Income	-988,605.40
Total Equity	**$122,503.21**
TOTAL LIABILITIES AND EQUITY	**$1,740,779.98**

Profit & Loss

Lexi Devices, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Revenues	
Enterprise Hardware Sales	9,248.85
Non Recurring Engineering	247,031.00
Shipping/Handling/Labeling	170.07
Total Revenues	**256,449.92**
Total Income	**$256,449.92**
Cost of Goods Sold	
Cost of Goods Sold	
Enterprise Hardware-COGs	3,294.00
Hardware-COGs	127.91
Total Cost of Goods Sold	**3,421.91**
Total Cost of Goods Sold	**$3,421.91**
GROSS PROFIT	**$253,028.01**
Expenses	
Customer Service & Account Management	
Account Management Benefits	555.79
Account Management Consultants	131,578.00
Customer Service Consultants	29,700.00
Total Customer Service & Account Management	**161,833.79**
Development	
Firmware Development	13,500.00
Hardware Development	
3rd Party Samples	1,147.28
Hardware Development Consultants	58,000.00
PCB & Firmware Design	59,406.00
Sample Production	4,625.28
Tooling	28.42
Total Hardware Development	**123,206.98**
Software Development	
Outside Software Development	3,242.00
Software Development Benefits	6,149.00
Software Development Consultants	495,106.00
Total Software Development	**504,497.00**
Total Development	**641,203.98**
General & Administrative	
Accounting	2,500.00
Bank Charges & Fees	2,731.56
Filing Fees	249.00
G&A Benefits	1,537.60
G&A Management Consultants	167,934.00

	TOTAL
Insurance	1,778.97
Interest Paid	8,041.00
Legal & Professional Fees	2,553.01
Office Supplies	1,843.99
Other General & Admin Expenses	150.00
Outside Services - Financial	9,323.00
Recruiting	530.00
Rent & Lease	16,563.52
Repair & Maintenance	360.00
Repairs & Maintenance	360.00
Shipping Expense	4,828.62
Travel	20.69
Accommodations	3,045.54
Airfare	13,144.98
Ground Transportation	3,799.26
Meals & Entertainment	5,787.68
Parking	70.69
Travel Meals	1,140.53
Total Travel	**27,009.37**
Utilities	3,150.00
Total General & Administrative	**251,443.64**
IT & Operations	
Computer & Internet Expenses	2,075.47
IT Consulting	3,000.00
Software Licensing	23,988.64
Telecom / IT Services	1,992.19
Web Hosting	23,750.33
Total IT & Operations	**54,806.63**
Marketing	
email marketing	135.00
Marketing Materials Development	1,378.63
Marketing Services	1,150.00
New Website Design	6,250.00
Product Design	1,050.00
Tradeshows	300.00
Total Marketing	**10,263.63**
Sales	
Sales Benefits	3,174.74
Sales Consulting	116,750.00
Sales Travel	491.80
Total Sales	**120,416.54**

	TOTAL
Uncategorized Expense	0.00
Total Expenses	**$1,239,968.21**
NET OPERATING INCOME	**$ -986,940.20**
Other Expenses	
Corporate Taxes	
Delaware	1,665.20
Total Corporate Taxes	**1,665.20**
Total Other Expenses	**$1,665.20**
NET OTHER INCOME	**$ -1,665.20**
NET INCOME	**$ -988,605.40**

1. Nature of operations

LEXI is a wireless Building Automation Platform which uniquely has the attributes of cost structure, functionality and ease of use necessary to work in smaller buildings. 70% of buildings under 200,000 sq ft and 90% of buildings under 50,000 sq ft have no BMS. With rapidly growing Building Performance Standards (BPS) these smaller buildings will need to be digitized to achieve their energy reduction goals yet large BMS vendors solutions are too complicated and expensive to be a viable solution, particularly in retrofits where LEXI is focused.

The Lexi platform supports all major IoT product categories including: lighting & lighting controls, sensors, energy management, IP cameras,, HVAC, Air Quality Management, actuators.

The Company was incorporated in Delaware on December 27, 2017. The corporation's registered office in the State of Delaware is at 300 Delaware Avenue, Suite 210-A, Wilmington, D. The Company was established in December 2017 and is a Delaware C-Corp. The corporation's registered office in the State of Delaware is at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County.

2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying un-audited financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In the management's opinion, all adjustments considered necessary for the fair presentation of the un-audited financial statements for the years presented have been included.

Fiscal year

The company operates on a December 31st year-end.

Going concern

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Use of estimates

The preparation of the financial statement in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties

The company has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict or control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Cash and cash equivalents

The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2024, the company had $41,985.62 of cash on hand.

Accounts receivable

The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. As of December 31, 2024, the company had $1,555,826 in account receivables.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2024, Lexi does not have any un-collectable accounts and no provision was recognized.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price minus all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Intangibles

Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets of 15 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the year ended December 31, 2024.

Intangibles consisted of the following as of December 31, 2024:

	2024
Startup Costs	$42,600
Accumulated Amortization	(17,040)
	$25,560

Property Plant & Equipment

Property Plant & Equipment exist in the form of furniture and computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 5 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized.

The company reviews the carrying value of Property Plant & Equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2024.

Property Plant & Equipment consisted of the following as of December 31, 2024:

	2024
Computer Equipment	$42,047
Furniture & Equipment	$765
Accumulated Amortization	(18,905)
	$23,907

Research & Development

According to ASB Accounting Standards Codification (ASC) Topic 985, Software, the company expense software development costs, including costs to develop software products or the software component of products to be sold, leased, or marketed to external users, before technological feasibility is reached. Certain costs related to the development of the software to sale are capitalized. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third- party developers working on these projects. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. This costs are amortized on a straight-line basis over the estimated useful life of the asset.

As of December 31, 2024, all development costs were recognized as expenses as incurred.

Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Un-adjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be verified by observable market data by correlation or other means.

- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue recognition

The company recognizes revenue related to its platform when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The company's primary business model is Platform-as-a-Service with monthly recurring fees based on the number of supported devices, coupled with either device sales or wireless module sales.

Income taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses for the last three periods. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Concentrations of credit risk

From time-to-time cash balances held at major financial institutions may exceed federally insured limits of $250,000. Management believes that the financial institutions are financially sound, and the risk of loss is low.

Recent accounting pronouncements

In February 2019, FASB issued ASU No, 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In June 2018, FASB amended ASU No, 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share- based payment transactions for acquiring goods and services from non-employees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract.

The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC, Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. Loans
Loans consisted of the following as of December 31, 2024:

	2024
Non-current	
SBA-EIDL	$150,000
	$150,000

SBA-EDIL On September 16, 2020, the company entered into a loan agreement of the SBA Economic Injury Disaster Loan (EIDL) for an amount of $150,000, interest rate of 3,75%, equal monthly installments of $731 and maturity date in March 2050. As of December 31, 2024, the balance is $150,000. As of the date of this report, according to management, no payment has been required.

4. Accounts payable
Accounts payable consisted of the following as of December 31, 2024:

	2024
Suppliers	$930,440
Employees	$537,836.77
Total	$1,468,276.77

Accounts payable consist of obligations of the company to suppliers of goods and services obtained in the ordinary course of business.

5. Equity
Common stock Authorized 30,000,000 shares, par value $0,0001, of which 20,000,000 authorized and un-issued shares are hereby designated as Common Stock, and 10,000,000 authorized and un-issued shares are hereby designated as Preferred Stock. As of December 31, 2024, 10,449,898 shares of common stock have been issued.

Additional paid-in capital SAFE
Between 2017 and 2024, the company issued several Simple Agreements for Future Equity ("SAFEs") as part of pre-seed and seed campaigns, all worth a total of $5,794,793 with post- money valuation caps of $2,500,000 to $30,000,000 to various investors. The terms of the agreement provides investors with the right to future equity in the company. As of the date of issue of these financial statements, the company has not held an equity financing and none of the SAFEs was converted to shares of preferred stock.

Additional paid-in capital Convertible Notes
In 2024, the company issued several Convertible Notes as part of pre-seed and seed campaigns, all worth a total of $524,500 with post- money valuation caps of $15,000,000 to various investors. The terms of the agreement provides investors with the right to future equity in the company. As of the date of issue of these financial statements, the company has not held an equity financing and none of the Convertible Notes was converted to shares o

Management's evaluation
Management has evaluated subsequent events by April 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.